UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Borden, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.625 per share

                         (Title of Class of Securities)

                                  09959 3 10 2

                                 (CUSIP Number)

 Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg Kravis
                                  Roberts & Co.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 23, 1994

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /  /.    (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2                           Page   2   of   7   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BORDEN ACQUISITION CORP.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /

                                                                      (b) /  /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF, OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /  /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
               7   SOLE VOTING POWER

 NUMBER OF             28,138,000
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                     0
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                        28,138,000

              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,138,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6  See Item 5

 14  TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2                           Page   3   of   7   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /

                                                                      (b) /  /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF, OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /  /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES               28,138,000
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                     0
 REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                        28,138,000
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,138,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6  See Item 5

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2                           Page   4   of   7   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WHITEHALL ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /

                                                                      (b) /  /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /  /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES               28,138,000
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                     0
 REPORTING
  PERSON        9   SOLE DISPOSITIVE POWER
    WITH
                        28,138,000
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,138,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /  /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6  See Item 5

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                         AMENDMENT NO. 1 ON SCHEDULE 13D



The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, $.625 par value per share, of Borden, Inc. (the "Issuer") as previously filed by the Reporting Persons, consisting of Whitehall Associates, L.P.,

Borden Acquisition Corp. ("Sub") and KKR Associates, is hereby amended and supplemented with respect to the item set forth below.  Capitalized terms used herein without definition have the meaning ascribed to such terms in the

Schedule 13D.



Item 5.  Interest in Securities of the Issuer.

          The first paragraph of the response to Item 5(a) and (b) is amended in its entirety and is replaced by the following:

          As of September 23, 1994, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities and Exchange Act of

1934, as amended, Sub may be deemed to have beneficially owned 28,138,000 shares of Common Stock underlying the Option, constituting approximately 16.6%

of the outstanding shares of Common Stock (based on the number of shares of

Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of September 23, 1994) assuming, for purposes of calculating the foregoing percentage regarding the Common Stock, that the Option had been exercised in full.

          (c)  No transactions in any shares of Common Stock were effected since the filing of the Schedule 13D on October 3, 1994 by the Reporting

Persons.

          (d)  Not amended.

          (e)  Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this Statement is true, complete and correct.


                              KKR ASSOCIATES



                              By:/s/Henry R. Kravis
                                 Name:   Henry R. Kravis
                                 Title:  General Partner


                              WHITEHALL ASSOCIATES, L.P.
                              By KKR Associates
                              General Partner


                              By:/s/Henry R. Kravis
                                 Name:   Henry R. Kravis
                                 Title:  General Partner


                              BORDEN ACQUISITION CORP.


                              By:/s/Scott M. Stuart
                                 Name:   Scott M. Stuart
                                 Title:  Vice President









DATED:  October 7, 1994